December 1, 2014

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Highland Funds II (the “Registrant”)

Post-Effective Amendment No. 130 to Registration Statement on Form N-1A

(File Nos. 333-51308 and 811-07142)

Ladies and Gentlemen:

Transmitted herewith for filing by means of electronic submission on behalf of the Registrant pursuant to (1) the Securities Act of 1933, as amended (the “Securities Act”), and Rule 485(a)(i) thereunder, (2) the Investment Company Act of 1940, as amended (the “1940 Act”), (3) Form N-1A and (4) Regulation S-T, is Post-Effective Amendment No. 130 to the Registrant’s Registration Statement under the Securities Act and Amendment No. 133 to the Registrant’s Registration Statement under the 1940 Act on Form N-1A (“Amendment No. 130/133”) for Highland Global Allocation Fund, a series of the Registrant, including: (i) the prospectus; (ii) the statement of additional information; (iii) the Part C; and (iv) the signature page.

As has been designated on the facing sheet, it is intended that this Amendment No. 130/133 becomes effective on sixty days after filing pursuant to paragraph (a)(i) of Rule 485 under the Securities Act.

If you should have any questions relating to the filing, please do not hesitate to contact me at (617) 662-7193.

Very truly yours,

/s/ Karen Jacoppo-Wood

Karen Jacoppo-Wood

Vice President

Enclosures

cc:	Ethan Powell, Highland Capital Management Fund Advisors, L.P.
Brian Mitts, Highland Capital Management Fund Advisors, L.P.